EXHIBIT 99.1

For Immediate Release 21-47-TR	Date:	November 3, 2021

Teck Commits to Copper Mark

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced it has committed to the Copper Mark, a voluntary assurance framework to promote responsible production practices and demonstrate the industry’s commitment to the United Nations Sustainable Development Goals. Highland Valley Copper Operations is Teck’s first copper operation to sign up for Copper Mark with plans for each of Teck’s copper operations to be verified.

“Copper is critical for the transition to a low-carbon economy and we have outlined near-term plans and future opportunities for significant copper production growth in the years ahead, and we are focused on being a responsible producer of this essential metal,” said Don Lindsay, President and CEO, Teck. “Our participation in the Copper Mark is another way we’re enhancing transparency and ensuring customers have the information they need on our performance as a responsible copper producer.”

“Copper has a critical role to play in the green transition as a vital material in clean energy technologies,” said Michèle Brülhart, Executive Director of the Copper Mark. “The Copper Mark sets out a framework to verify that copper producers operate responsibly while contributing to the development of the low-carbon economy.”

To achieve the Copper Mark, Teck’s Highland Valley Copper operations in Canada will be assessed and independently verified against 32 responsible production criteria this year. Teck currently plans for its Carmen de Andacollo operations in Chile and the QB2 project in Chile, which is expected to begin production in the second half of 2022, to begin the Copper Mark assurance process in 2023.

Teck’s approach to operating responsibly is underpinned by a long-term sustainability strategy which sets out goals in the areas of Health and Safety, Climate Change, Responsible Production, Our People, Water, Tailings Management, Communities and Indigenous Peoples, and Biodiversity and Reclamation. Learn more about Teck’s sustainability strategy here.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to our long-term sustainability strategy, our expectations with respect to achieving Copper Mark verification at Highland Valley Copper and Carmen de Andacollo operations and the QB2 project, and our estimated timing of first production from QB2. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, our ability to achieve our sustainability goals, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on adequate terms, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, political risk, social unrest, changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy, and our continued ability to successfully manage through the impacts of COVID. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About The Copper Mark

The Copper Mark is an assurance framework to promote responsible practices and demonstrate the copper industry’s contribution to the United Nations Sustainable Development Goals. The Copper Mark uses a rigorous site-level assessment process to independently verify whether individual copper producing sites have responsible production practices.

The Copper Mark is built on a genuine commitment to responsible production as we aim to mitigate the environmental and social impact of the copper industry, and positively contribute to sustainable development goals and the green transition.

The Copper Mark framework involves a robust three-year re-evaluation process conducted by independent external auditors at site-level for participants. Participants commit to continual improvement, building the management systems necessary to ensure ongoing legal compliance. To achieve Copper Mark verification, operations also need to demonstrate efforts to achieve Free, Prior and Informed Consent (FPIC) and maintain trusted, collaborative relationships with local Indigenous communities.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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